FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

Banco Santander, S.A.

Item

1	Material Event dated November 22, 2011

MATERIAL FACT
Grupo Santander announces the launch of a public secondary offering of approximately 14,741.6 million common stock shares of Banco Santander Chile, representing 7.8% of the company’s share capital. The shares being offered are currently the property of Teatinos Siglo XXI Inversiones Ltda. a company belonging to Grupo Santander. The offer is registered with the U.S. Securities and Exchange Commission (SEC) and will be underwritten. Upon the completion of this offering, Grupo Santander will hold a stake of 67% in the share capital of Banco Santander Chile.
Boadilla del Monte (Madrid), November 22, 2011
Important notice:
This material fact announcement shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.
A registration statement relating to these securities has been filed by Banco Santander Chile with and declared effective by the U.S. Securities and Exchange Commission. Any offer or sale will be made only by means of the written prospectus forming a part of the effective registration statement.
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 22, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President